(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32401
CUSIP NUMBER: 92342X101

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Veri-Tek International, Corp.

Full Name of Registrant:

N/A

Former Name if Applicable:

7402 W. 100th Place

Address of Principal Executive Office (Street and Number):

Bridgeview, Illinois 60455

City, State and Zip Code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant has determined that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, without unreasonable effort and expense. The Registrant recently engaged in the following, which contributed to the delay in the Company’s completion of the financial and other information to be included in the 2006 Form 10-K: two material acquisitions and related valuation analyses, a financing transaction and SEC review of the related resale registration statement, and a strategic review of its Testing & Assembly equipment segment and related impairment review. The Registrant is working diligently to finalize its financial statements for the fiscal year ended December 31, 2006, and is still providing its auditors with the information necessary to complete the audit of the Registrant’s financial statements for 2006.

In addition, the Registrant has recently undergone a change in the composition of its Board of Directors. As a result of this transition, the Registrant requires additional time to have the Form 10-K reviewed by the newly appointed Board member.

Forward-Looking Statements

This Notification, including the attachment being filed as part of this Notification, as well as other statements made by the Registrant may contain forward-looking statements within the

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“safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Registrant’s current views with respect to current events and financial performance. Words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “goal”, “intends”, “may”, “opportunity”, “plans”, “potential”, “projects”, “forecasts”, “should”, “will”, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Forward-looking statements in this Notification include, without limitation: (1) projections of revenue, earnings, capital structure and other financial items, (2) statements of our plans, objectives, and intentions, (3) statements of expected future economic performance and (5) assumptions underlying statements regarding us or our business. Factors that could cause our actual results to differ materially from those included in such forward-looking statements include, but are not limited to, the following:

(1) difficulties in implementing new systems, integrating acquired businesses, managing anticipated growth, and responding to technological change;

(2) the cyclical nature of the markets we operate in;

(3) increases in interest rates;

(4) government spending;

(5) the performance of our competitors;

(6) shortages in supplies and raw materials;

(7) our ability to meet financial covenants required by our debt agreements;

(8) product liability claims, intellectual property claims, and other liabilities;

(9) the volatility of our stock price;

(10) future sales of our common stock; and

(11) the willingness of our stockholders and directors to approve mergers, acquisitions, and other business transactions.

The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, except as required by applicable law.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mr. David Langevin (708) 237-2060

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

Veri-Tek International, Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007	By:	/s/ David J. Langevin
David J. Langevin
Chairman and Chief Executive Officer

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EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12b-25

Significant Changes in Results of Operations

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the year ended December 31, 2006, will reflect significant changes from its results of operations for the year ended December 31, 2005. The following summarizes the significant changes that the Registrant expects to report in its results of operations for its fiscal year ended December 31, 2006 together with a narrative explanation of these changes.

The Registrant expects to report that revenue increased $38.1 million, or 499%, to $45.8 million for the twelve months ended December 31, 2006 from $7.6 million for the same period in 2005. The increase in revenue was due to the acquisitions of Manitex, Inc. and Liftking Industries Inc. (the “Acquisitions”). Without these Acquisitions, revenues would have decreased $2.5 million or 33% from 2005 to 2006, as the Testing & Assembly equipment segment had no significant revenues from the production of specialty machines in the third and fourth quarters.

The Registrant expects to report that cost of sales increased $34.2 million, or 462%, to $41.6 million for the period ended December 31, 2006 from $7.4 million for the same period in 2005. The Registrant attributes the increase in cost of goods sold to the Acquisitions plus an impairment charge of $0.7 million relating to the Testing & Assembly equipment segment.

The Registrant expects to report that gross margin increased $3.9 million, or 1647%, to $4.1 million for the twelve month period ended December 31, 2006 from $0.2 million for the same period in 2005. As a percentage of sales, the Registrant expects to report that gross margin was 9% for the twelve month period in 2006 and 3% for twelve month period in 2005. The Registrant attributes the increase in gross margin to the Acquisitions.

The Registrant expects to report that selling, general and administrative expenses increased $3 million, or 95%, to $6.3 million for the twelve months ended December 31, 2006 from $3.2 million for the same period in 2005. This Registrant attributes this increase to the Acquisitions.

On March 29, 2007, our Board of Directors approved a plan, to sell our Testing & Assembly equipment segment, in order to focus management’s attention and financial resources on our Lifting Equipment segment. In connection with the preparation of our 2006 year-end financial statements, the Board determined that certain of our Testing & Assembly equipment segment’s long lived assets were impaired. Accordingly, the Registrant expects to record a total impairment charge of $6.6 million, $5.9 million of which is attributable to long-lived assets.

The Registrant expects to report an operating loss of $8.3 million for the twelve months ended December 31, 2006 versus an operating loss of $3.4 million for same period in 2005. Excluding the effect of the Acquisitions and impairment charges, this is primarily attributable to a decrease in revenues in the Testing & Assembly equipment segment.

As a result of the foregoing factors, the Registrant expects to report a net loss of $8.9 million for the twelve months ended December 31, 2006 as compared to net loss of $2.3 million for the same period in 2005.

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